BRIEFING PAPER

APRIL 2002

MINING AREA C DEVELOPMENT
PORT HEDLAND PORT & CAPACITY EXPANSION



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SUMMARY

- BHP Billiton has approved development of a new iron ore mine at Mining Area C in the Pilbara region of Western Australia. The Group has also approved a project to expand the capacity of its Port Hedland port facilities.
- Capital costs for the two projects are expected to be US$213 million for development of the new mine (BHP Billiton share US$181 million) and US$351 million for the Port and Capacity Expansion (BHP Billiton share US$299 million).
- As part of the Mining Area C development BHP Billiton has entered into a joint venture with POSCO, whereby POSCO will acquire a 20 per cent interest in the 'C Deposit' section of Mining Area C.
- Under the agreement POSCO has committed to purchase three million tonnes per annum (mtpa) of Mining Area C product following an initial ramp-up and to maintain a long-term strategic alliance with BHP Billiton Iron Ore (BBIO) for supply of other iron ore products.
- The Mining Area C development has the potential to increase ore production by up to 15mtpa by 2011. Construction will commence almost immediately and full-scale mining of the 'C Deposit' sub-lease is expected to begin in September 2003.
- A fly-in/fly-out contract workforce will be retained for construction and initial ramp-up activities, ensuring operating costs are internationally competitive and comparable with BBIO's Yandi operation.
- The Port and Capacity Expansion (PACE) will increase BBIO's export capacity from 67mtpa to 81 mtpa by 2004 and provide the foundations for expansion to over 90mtpa by 2011, an increase of more than 40 per cent.
- The Mining Area C and PACE projects are key components of BBIO's development strategy to enter the emerging Marra Mamba market and provide facilities and system capacity to maintain market share in a growing global seaborne trade market.
- The development of Marra Mamba ore also signals the start of a new generation of iron ore mines in the Pilbara to meet the growing requirements for high 'Value in Use' ore to feed Asia's direct blast furnace steel-making facilities.

KEY DATA

Mining Area C Resources
890 million tonnes

'C Deposit' Reserves
189 million tonnes (proven and probable)

Capex (Mining Area C)
US$181 million (BHP Billiton share)

Capex (PACE)
US$299 million (BHP Billiton share)

Capacity (Mining Area C)
15mtpa by 2011

Capacity (PACE)
81 mtpa by 2004 (this phase)

STRATEGIC CONTEXT

The Mining Area C and PACE developments are an integral part of BBIO's business strategy. The key elements of this strategy include:

- Introduction of new high 'Value in Use' and high margin products, ie: MAC™ product and Yandi Lump to meet the needs of high technology customers, particularly in reducing their costs;
- Supporting the maintenance of BBIO's global market share by increasing port and rail capacity to meet growing customer demand, particularly from China, and
- Supporting continued sales of Yandi Lump product beyond FY04, without loss of Yandi Fines market volumes.

In addition, developing satellite Brockman and Marra Mamba ore sources will underpin BBIO's long-term mining plan, which has been designed to meet future production requirements and maintain the life of Mt Whaleback as the core iron ore reserve for another 30 years.

MINING AREA C and C DEPOSIT


INDIAN OCEAN
Port Hedland
Nelson Point
GREAT NORTHERN HIGHWAY
To Broome
Nimingarra
Yarrie
NORTH WEST COASTAL HIGHWAY
To Perth
Marble Bar
Area of BHP Billiton Operations
N
GREAT NORTHERN HIGHWAY
CHICHESTER
RANGE
Yandi Mine
HAMERSLEY RANGE
Mining Area C
Ore body 23/25
Mt Whaleback
Jimblebar
Newman

Mining Area C is located in Western Australia, about 120 kilometres north west of Newman and 326 kilometres south of Port Hedland. It contains the largest undeveloped Marra Mamba resource in the Pilbara region.

Importantly, it is only 37 kilometres from BBIO's Yandi mine and the existing, modern railway system that links the Yandi and Newman mines to iron ore processing, stockpiling and shiploading facilities at Port Hedland.

The resource is currently estimated at 890 million tonnes with significant further exploration potential. 'C Deposit' is located on the Northern Flank of Mining Area C and contains a proven reserve of 161 million tonnes and a probable reserve of 29 million tonnes (total 189 million tonnes rounded).



The Mining Area C development will include:

- Development of a mine and processing facility at 'C deposit' to produce 15mtpa of Marra Mamba lump and fines by 2011;
- Construction of a 38 kilometre railway spur, linking Mining Area C operations to Yandi;
- Installation of infrastructure including power, water, airstrip and access roads, and
- Accommodation facilities for a 500-strong construction workforce and a permanent operations workforce of 150.

A contract workforce will be retained for construction and initial ramp-up activities at Mining Area C. As is the case at the nearby Yandi mine, the workforce will largely be fly-in/fly-out with a number of employees also sourced from the local area.

'C Deposit' is the second largest of the Northern Flank deposits, is centrally located and 90 per cent above the water table. In addition, it is the most fully explored of all the Northern Flank deposits and possesses first class chemical and physical characteristics.

All statutory approvals for the project, including environmental commitments, have been obtained from State government regulatory bodies. Native Title agreements have also been finalised with claimants Innawonga Bunjima Niapaili, Martu Idja Banyjima and the Nyiyaparli group.

PORT AND CAPACITY EXPANSION (PACE)

The PACE project involves a staged development of rail and port facilities to increase system capacity and encompasses forecast increases in iron ore sales and additions to BBIO's product mix, ie: Yandi Lump and MAC™ Lump and Fines.

The scope of work for Stage 1 of PACE includes additional capacity of 14mtpa, which will increase sales capacity to 81mtpa by 2004. Subsequent stages of PACE have been engineered to ensure that sales capacity can be increased beyond 90mtpa by 2011.

Extensive simulation modelling has been carried out to develop the optimum implementation path which ensures capacity is available to match sales forecasts and that capital investment requirements are staged.

Development of the PACE project will commence later this year, subject to final State regulatory approvals, and will include:

- Developing a new Western Stockyard;
- A major upgrade and enhancement of dust suppression systems;
- Upgrading the under harbour tunnel conveyor from 4,500 tph to 10,000 tph;
- Establishing an additional lump re-screening facility, and
- Extension of existing shipping berths.

The PACE project will require a peak workforce of about 400 during 2003 with staff residing in both a village and rented accommodation in Port Hedland. About 20 new permanent positions will be created through the PACE project, and where possible local contractors will be employed.

Capital expenditure for PACE includes the installation of more modern and efficient dust suppression systems at the port facility, expected to cost about US$33 million (BHP Billiton share US$28 million).

POSMAC JOINT VENTURE

The POSMAC Joint Venture (JV) Memorandum of Understanding (MOU) was signed in December 2001. The participating interests are as follows:

BHP Billiton (Operator)	65%
POSCO	20%
CIMA	8%
Mitsui	7%

POSCO is BBIO's largest customer and the joint venture marks a significant milestone in the relationship between the two organisations. As one of the world's leading steel makers, POSCO's technical expertise will be a key factor in the development of Mining Area C and the success of the project.

The POSMAC JV will sub-lease 'C Deposit' from the Mt Goldsworthy JV for the purposes of extracting 75 million tonnes of ore for delivery to POSCO and tonnages to other customers. BBIO will manage the joint venture under similar arrangements to its existing Newman, Yandi and Yarrie operations.

POSCO has committed to purchase three million tonnes per annum of MAC™ ore and to maintain a long-term strategic alliance with BBIO for supply of other iron ore products.

MARKET

Global seaborne iron ore demand is forecast to grow by 122 million tonnes over the next 15 years with an estimated 86 million tonnes of this demand in Asia.

Market analysis has identified strong demand from the higher technology mills for high 'Value in Use' competitively priced lower silica products. BBIO is well placed to meet this demand through the development of Marra Mamba deposits such as Mining Area C.

BBIO's market strategy is aimed at maintaining high market share in Japan and Korea via the introduction of new high 'Value in Use' but technically challenging products, while increasing sales of existing baseload products into the high growth China market.

MINING AREA C BULK SAMPLE

As part of the Mining Area C marketing plan, a number of customers were identified to participate in the bulk sample project. (Total sample size 740,000 tonnes.)

As part of the project a bulk sample pit design was developed, which includes a total movement of material of around 6.6mtpa, of which 4.6mtpa will be ore. This is required to expose all ore types and ensure that a closer representative mix of the different ore types is achieved.

Although the primary purpose of the bulk sample is for marketing, it will also provide important information on the orebody for mine planning, mine development, handling and processing.

Extraction of the bulk sample is now well advanced. At the end of January 2002, close to three million tonnes of ore had been extracted and 110,000 tonnes trucked to the Orebody 25 processing and railing facility near Newman.

The next stage of the bulk sample will include:

- Complete extraction of bulk sample (April 2002);
- Complete trucking of bulk sample ore from Mining Area C to Orebody 25 (August 2002), and
- MAC™ product railed to Port Hedland (April to December 2002).

COMMUNITIES

The BHP Billiton Group is committed to sustainable development. Health, Safety, Environment and Community responsibilities are integral to the way it does business around the globe.

In May 2001 Native Title agreements were finalised with traditional landowners at Mining Area C and agreements were made to ensure that indigenous people are given opportunities to be involved, and share in the benefits of development.

In all of BBIO's projects, major mining contractors must commit to a minimum of five per cent indigenous employment. This in turn helps BBIO reach its goal of increasing indigenous employment from three per cent to 12 per cent by 2010.

ORE RESERVE STATEMENT

The information in this report that relates to Mineral Resources and Ore Reserves is based on information compiled by M. Kneeshaw (resources) and P. Schultz (reserves) who are employees of BHP Billiton and who are a Fellow and Member respectively of The Australasian Institute of Mining and Metallurgy.

M. Kneeshaw and P. Shultz have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity which they are undertaking, to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". M. Kneeshaw and P. Shultz consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

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